UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Ocwen Financial Corporation
(Name of Issuer)

Common Stock, $0.01, par value per share
(Title of Class of Securities)

675746309
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Opps OCW Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
396,987 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
396,987 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
396,987 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 171,473 shares of common stock (“Common Shares”) issuable in respect of 171,473 warrants issued by the Issuer (“Warrants”) exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed November 7, 2023 (the “Form 10-Q”), as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

1	NAMES OF REPORTING PERSONS
ROF8 OCW MAV PT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
396,988 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
396,988 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
396,988 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 171,473 Common Shares issuable in respect of 171,473 Warrants exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
793,975 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
793,975 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,975 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 342,946 Common Shares issuable in respect of 342,946 Warrants exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
793,975 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
793,975 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,975 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 342,946 Common Shares issuable in respect of 342,946 Warrants exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
793,975 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
793,975 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,975 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 342,946 Common Shares issuable in respect of 342,946 Warrants exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
793,975 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
793,975 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,975 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 342,946 Common Shares issuable in respect of 342,946 Warrants exercisable pursuant to the Ownership Cap (as defined in Item 4).

(2) Calculated based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants.

Item 1(a).	Name of Issuer

Ocwen Financial Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Opps OCW Holdings, LLC (“Opps OCW Holdings”);
(ii)	ROF8 OCW MAV PT, LLC (“ROF8”);
(iii)	Oaktree Capital Group, LLC (“OCG”), in its capacity as an indirect manager of Opps OCW Holdings and ROF8;
(iv)	Oaktree Capital Group Holdings GP, LLC (“OCGH GP, and together with each of the foregoing, the “Oaktree Reporting Persons”), in its capacity as the indirect owner of the class B units of OCG;
(v)	Brookfield Corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG; and
(vi)	BAM Partners Trust (“BAM Partnership,” and together with Brookfield, the “Brookfield Reporting Persons”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of each of the Brookfield Reporting Persons is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01, par value per share

Item 2(e).	CUSIP Number

675746309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Opps OCW Holdings directly holds 225,514 Common Shares and 723,008 Warrants (130,624 warrants with a strike price of $24.31 which expire on May 3, 2025 and 592,384 warrants with a strike price of $26.82 which expire on March 4, 2027). ROF8 directly holds 225,515 Common Shares and 723,008 Warrants (130,624 warrants with a strike price of $24.31 which expire on May 3, 2025 and 592,384 warrants with a strike price of $26.82 which expire on March 4, 2027). OCG is the indirect manager of each of Opps OCW Holdings and ROF8, OCGH GP is the indirect owner of class B units of OCG, Brookfield is the indirect owner of class A units of OCG, and BAM Partnership is the sole owner of Class B Limited Voting Shares of Brookfield; in such capacities, each of OCG, OCGH GP, Brookfield, and BAM Partnership may be deemed to beneficially own the reported securities.

The securities purchase agreement (“Securities Purchase Agreement”) and warrant agreement (“Warrant Agreement”), each dated as of March 4, 2021, provide that no holder without prior written notice to the Issuer and receipt by the Issuer of any required approvals be entitled to exercise the Warrants for a number of Common Shares in excess of that number of Common Shares which, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of Common Shares would be aggregated with the holder’s to exceed 9.9% of the total number of issued and outstanding Common Shares of the Issuer following such exercise (such limits under the Securities Purchase Agreement and Warrant Agreement, the “Ownership Cap”). Accordingly, the Reporting Persons do not beneficially own, and are not reporting herein, the aggregate 1,103,070 Common Shares underlying Warrants that, as a result of the Ownership Cap, are not currently exercisable.

All calculations of beneficial ownership reported herein are based upon 7,677,008 Common Shares outstanding as of October 31, 2023, as reported in the Form 10-Q, as increased by 342,946 Common Shares issuable in respect of 342,946 Warrants, reflecting the limitation of the Ownership Cap.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

OPPS OCW HOLDINGS, LLC

	By:	Oaktree Fund GP, LLC
	Its:	Manager

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

ROF8 OCW MAV PT, LLC

	By:	Oaktree Fund GP, LLC
	Its:	Manager

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal &
Regulatory

BAM PARTNERS TRUST

	By:	BAM Class B Partners Inc.
	Its:	Trustee

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2024

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional join acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2024

OPPS OCW HOLDINGS, LLC

	By:	Oaktree Fund GP, LLC
	Its:	Manager

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

ROF8 OCW MAV PT, LLC

	By:	Oaktree Fund GP, LLC
	Its:	Manager

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal &
Regulatory

BAM PARTNERS TRUST

	By:	BAM Class B Partners Inc.
	Its:	Trustee

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary